Exhibit 99.1

Navios Maritime Holdings Inc. Announces Closing of $88 Million 8 7/8% First Priority Ship Mortgage Notes Due 2017

PIRAEUS, GREECE, July 10, 2012 —Navios Maritime Holdings Inc. (‘‘Navios Holdings’’) (NYSE: NM) announced today that it and Navios Maritime Finance (US) Inc., its wholly owned finance subsidiary (‘‘NMF’’ and, together with Navios Holdings, ‘‘Navios’’) completed the sale of $88 million of 8 7/8% first priority ship mortgage notes due 2017 (the ‘‘Notes’’). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

The terms of the Notes are identical to the $400 million of notes issued in November 2009 (the ‘‘Existing Notes’’) and, as of closing, are secured by first priority ship mortgages on 17 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights (the “Collateral”). Each of Navios Holdings’ direct and indirect subsidiaries that guarantee the Existing Notes guarantee the Notes. The Notes and the Existing Notes are treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase) and the Notes rank equally with the Existing Notes. Because the Existing Notes are now unrestricted, the Notes and the Existing Notes will initially have different CUSIP numbers. Following the consummation of the exchange offer for the Notes, it is expected that the Notes exchanged in the exchange offer and the Existing Notes will have the same CUSIP number.

The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there be any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.

Forward-Looking Statements — Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as ‘‘expects,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘anticipates,’’ ‘‘hopes,’’ ‘‘estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com